Ira L. Kotel Partner	ira.kotel@dentons.com D +1 973 912 7177 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 398 5787 F +1 212 768 6800	dentons.com

February 5, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, NJ 07073

Attn: Elliot Brecher, Esq., General Counsel

Telephone: +1 (201) 935-8588

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS	CONFIDENTIAL TREATMENT REQUESTED BY AMBER ROAD, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	Amber Road, Inc.

Registration Statement on Form S-1

Confidentially Submitted on October 24, 2013

CIK No. 0001314223

Dear Mr. Shuman:

Rule 83 Confidential Treatment Request by Amber Road, Inc.

Request #1

This letter is being supplementally furnished on behalf of Amber Road, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which the Company first confidentially submitted to the Securities and Exchange Commission (“Commission”) on July 12, 2013. The Registration Statement was most recently amended by confidential submission No. 3 on October 24, 2013 (“Confidential Submission No. 3”). To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from Stifel,

United States Securities and Exchange Commission February 5, 2014 Page 2

Nicolaus & Company Incorporated, the lead underwriter in the offering, the Company currently estimates a price range of $ [***] to $ [***] per share for the initial public offering of the Company’s common stock. This per share price range does not reflect or give effect to a reverse split of the Company’s common stock, which is expected to be implemented prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of its roadshow. The Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above.

This estimated price range was determined based, in large part, upon discussions among the Company’s board of directors, senior management of the Company and representatives of Stifel, Nicolaus & Company Incorporated.

The section captioned “Stock-Based Compensation” beginning on page 45 of Confidential Submission No. 3 includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when stock options were granted by the Company’s board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

The Company wishes to set forth below additional information for the Staff regarding why the midpoint of the Company’s range estimate of midpoint of $ [***] per share represents the fair value of the Company’s common stock today. By way of comparison, in September 2013, the Company acquired EasyCargo (Shanghai) Co., Ltd. (“EasyCargo”), a related business focused on global trade management in China. The Company paid a portion of the acquisition price in common stock at a price per share of $6.75, based on a negotiated valuation at that time between the Company and the sellers of EasyCargo.

In September 2013, in connection with granting incentive stock options to purchase 100,000 shares of common stock, the Company’s board of directors determined that the fair value of the Company’s common stock was $5.39 per share, and set the exercise price for such options at that price. In determining this share price, the board followed the same process as described under the heading “Stock-Based Compensation” beginning on page 45 of Confidential Submission No. 3. As part of this process, the Company’s board considered, among other factors, contemporaneous valuations of its common stock from an independent valuation firm that provided the Company with an estimation of the Company’s enterprise value and the allocation of that value to each element of its capital structure (preferred stock, common stock, warrants and options). The applicable valuation report was rendered in September 2013 based on June 30, 2013 data.

The Company notes that the difference between the negotiated value in the EasyCargo transaction and the bottom of the range discussed above is only $ [***] per share, and less than $ [***] per share below the midpoint of the range. The Company believes that the increased fair value of its common stock in the last five to seven months is primarily the result of the following factors:

•	Increased Probability of an IPO. The completion of an IPO increases the value of an issuer’s common stock as a result of the increase in the liquidity and ability to trade such securities in the public market. As such, the estimated price range of this offering excludes any discount for illiquidity for the Company’s common stock, which was appropriate to take into account in determining the fair value of its common stock as of September 2013.

[***]CONFIDENTIAL TREATMENT REQUESTED BY AMBER ROAD, INC.

United States Securities and Exchange Commission February 5, 2014 Page 3

•	Conversion of Preferred Stock. The estimated price range for this offering necessarily assumes that all of the Company’s preferred shares have converted into common stock in connection with the IPO. In contrast, the Company’s holders of preferred shares had then, and will have until the IPO, substantial economic rights and preferences over holders of the Company’s common stock, which were appropriate to consider in determining fair value as of September 2013.

•	Market Improvement. Equity markets in general have improved recently, resulting in an increase in the Company’s market comparables. For example, in the period from September 30, 2013 to January 31, 2014, the S&P 500 index rose from 1,681.55 to 1,782.59, or an increase of 6.0%.

•	Substantially Enhanced Balance Sheet and Financial Resources. The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of this offering would provide the Company with access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the estimated price range of this offering.

In addition, since September 2013, the Company has had several developments in its business, each of which has a positive impact on the fair value of its common stock, including:

•	In the fourth quarter of 2013, the Company increased its revenue over the comparable prior year period by 33.7%. This strong financial performance implies a higher valuation of the Company’s common stock.

•	Integrating EasyCargo into the Company’s operations has provided synergies to the combined organization, resulting in cost savings. In addition, the combined organization has provided a source for mutual referrals, which has led to new sales.

•	The Company has begun or completed implementing services under a number of new customer contracts.

Amber Road, Inc. respectfully requests that the bracketed information above be treated as confidential information and that the Commission provide timely notice to the (i) undersigned, (ii) Victor Boyajian, Esq., Dentons US LLP, 1221 Avenue of the Americas, New York, NY 10020-1089, or (iii) Elliot Brecher, Esq., General Counsel, Amber Road, Inc., One Meadowlands Plaza, East Rutherford, NJ 07073, before it permits any disclosure of the bracketed information in this Request #1.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The undersigned respectfully requests that the Staff return this letter to him at the address included on the letterhead above pursuant to

[***]CONFIDENTIAL TREATMENT REQUESTED BY AMBER ROAD, INC.

United States Securities and Exchange Commission February 5, 2014 Page 4

Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. I have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

Should you have any questions, please do not hesitate to contact Victor H. Boyajian at (212) 768-5349 or me at (212) 398-5787

Sincerely,

/s/ Ira L. Kotel

Ira L. Kotel

Enclosures

cc:	James W. Preuninger Thomas E. Conway Elliot Brecher, Esq. Amber Road, Inc. Kenneth J. Gordon, Esq. Goodwin Procter LLP Victor H. Boyajian, Esq. Dentons US LLP

[***]CONFIDENTIAL TREATMENT REQUESTED BY AMBER ROAD, INC.